--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934


           As of and for the three month and nine month periods ended
                           September 30, 2001 and 2000

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           X                       Form 40-F
         ---------------------------                  ------------------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     We Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. We are located in Warsaw, Poland and were registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

     References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly owned finance subsidiary organized under the laws of The Netherlands. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V. has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

     References to "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009, which were issued by PTC International Finance II S.A., our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance II S.A. essentially has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

     References to "10 7/8% Notes" are to the 10 7/8% Senior Subordinated Guaranteed Notes due May 1, 2008, which were issued by PTC International Finance II S.A., our wholly owned finance subsidiary organized under the laws of Luxembourg. Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance II S.A. essentially has no independent operations and does not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

     We publish our Financial Statements in Polish Zloty. In this quarterly report on this Form 6-K (the "Form 6-K") references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "USD" or "$" are to the lawful currency of the United States of America and references to "Euro" or "(a)" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary union pursuant to the Maastricht Treaty on January 1, 1999.

     The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.2367= $1.00, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 28, 2001. These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

     Our Financial Statements for the three month and nine month periods ended September 30, 2001 and 2000 included in this Form 6-K have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 18 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IAS.

----------------------------

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

TABLE OF CONTENTS

Part I. Financial Information                                                  4
-------------------------------------------------------------------------------

ITEM 1. FINANCIAL STATEMENTS                                                   4
----------------------------
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS                                                                  4
-------------------------------------------------------------------------------
ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS           25
-------------------------------------------------------------------

Part II. Other Information                                                    29
--------------------------------------------------------------------------------

ITEM 1. LEGAL PROCEEDINGS                                                     29
-------------------------
ITEM 2. MATERIAL CONTRACTS                                                    30
--------------------------
ITEM 3. BUSINESS ENVIRONMENT                                                  32
----------------------------

SIGNATURES                                                                    36
--------------------------------------------------------------------------------

Part I. Financial Information

Item 1. Financial Statements

See "Financial Statements" attached to this form 6-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     This Quarterly Report on Form 6-K contains certain" forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objective sand expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) foreign political or economic instability; (vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry; (xi) concentration of credit risk; (xii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.

Operating Results

     The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 18 to the Financial Statements as of and for the three month and nine month periods ended September 30, 2001 and 2000. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the three month and nine month periods ended September 30, 2001 and 2000 have been derived from unaudited Financial Statements.

Statement of Operations Data

                                           Three months             Nine months    Three months    Nine months
                                              ended                    ended          ended           ended
                                          September 30,            September 30,  September 30,   September 30,
                                               2001                    2001            2000            2000
                                                                                    (restated)      (restated)
                                 ---------------------------------------------------------------------------------
                                 ---------------------------------------------------------------------------------
                                       $(1)             PLN             PLN            PLN             PLN
                                 ---------------------------------------------------------------------------------
                                 ---------------------------------------------------------------------------------
                                              (in thousands, except subscriber and churn rate data)
                                 ---------------------------------------------------------------------------------
Income Statement Data            ---------------------------------------------------------------------------------
International Accounting
Standards (unaudited)
Net sales:
Service revenues and fees                  258,471      1,095,062       3,030,649        944,301        2,515,542
Sales of telephones and                     13,486         57,135         162,776         53,814          168,689
accessories
Total net sales                            271,957      1,152,197       3,193,425        998,115        2,684,231
===============                          =========      =========     ===========      =========      ===========
Cost of sales:
Cost of services sold                    (107,701)      (456,295)     (1,225,616)      (344,041)        (988,075)
Cost of sales of telephones and
accessories                               (52,406)      (222,028)       (691,679)      (239,722)        (692,954)
Total cost of sales                      (160,107)      (678,323)     (1,917,295)      (583,763)      (1,681,029)
===================                      =========      =========     ===========      =========      ===========
Gross margin                               111,850        473,874       1,276,130        414,352        1,003,202
============                             =========      =========     ===========      =========      ===========
Operating expenses:
Selling and distribution costs            (31,388)      (132,982)       (442,272)      (136,038)        (410,795)
Administration and other
operating costs                           (12,681)       (53,725)       (140,896)       (40,777)        (129,393)
Total operating expenses                  (44,069)      (186,707)       (583,168)      (176,815)        (540,188)
========================                 =========      =========     ===========      =========      ===========
Operating profit                            67,781        287,167         692,962        237,537          463,014
Interest and other financial
expenses, net                            (116,083)      (491,808)       (491,646)      (175,346)        (545,395)
Profit/(loss) before taxation             (48,302)      (204,641)         201,316         62,191         (82,381)
=============================            =========      =========     ===========      =========      ==========
Taxation benefit/(charge)                   12,385         52,473         (1,394)       (25,386)         (23,515)
Net profit/(loss)                         (35,917)      (152,168)         199,922         36,805        (105,896)
==================                       =========      =========     ===========      =========      ===========

U.S. GAAP (unaudited)
Revenues                                   271,916      1,152,026       3,193,658        997,883        2,518,583
Cost of sales                            (159,207)      (674,511)     (1,909,021)      (581,853)      (1,510,608)
Operating expenses                        (44,069)      (186,707)       (583,168)      (176,815)        (540,188)
Interest and other financial
expenses, net                            (145,641)      (617,037)       (474,932)      (175,346)        (538,367)
Taxation charge                           (18,568)       (78,668)        (10,681)       (25,364)         (23,077)
Net income/(loss)                         (58,433)      (247,561)         237,218         38,505         (93,657)
Other Financial and Operating
Data (unaudited)
Adjusted EBITDA (IAS) (2)                  113,905        482,581       1,234,513        365,156          825,754
Adjusted EBITDA (U.S. GAAP) (2)            114,217        483,903       1,236,069        365,076          824,188
Net cash from operating                     90,222        382,244         860,408        340,285          518,184
activities
Net cash used in investing               (151,638)      (642,446)     (2,131,974)      (564,621)      (1,240,284)
activities
Net cash from/(used in)                     43,378        183,778       1,262,292        150,743        (337,606)
financing activities
Subscribers at end of period                   N/A            N/A       3,503,695            N/A        2,516,965
Monthly churn rate (%) (3)                     N/A           2,05            1.76           2.01             2.12

(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.2367 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 28, 2001. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2)   Adjusted  EBITDA   represents   operating  profit  plus   depreciation  and
     amortization. Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data

                                                              At                                  At
                                                      September 30, 2001                   December 31, 2000
                                                                                              (restated)
                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------
                                                   $(4)                    PLN                    PLN
                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------
                                                                     (in thousands)
                                         ------------------------------------------------------------------------
                                         ------------------------------------------------------------------------

International    Accounting    Standards
(unaudited)

Long-term assets and deferred taxes                      1,517,851           6,430,679                 6,127,889
Total assets                                             1,737,653           7,361,917                 7,039,989
Long-term   liabilities,   deferred  tax                 1,341,953           5,685,453
liabilities and provisions                                                                             4,160,008
Total liabilities                                        1,525,099           6,461,389                 6,353,042
Shareholders' equity                                       212,554             900,528                   686,947

U.S. GAAP (unaudited)

Long-term assets                                         1,521,047           6,444,218                 6,099,364
Total assets                                             1,758,882           7,451,855                 7,011,464
Shareholders' equity                                       208,192             882,049                   609,704

(4) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.2367 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 28, 2001. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

Operating overview

     PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

     In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

     In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. We expect to begin offering these services in 2003 or in 2004, depends on the decision of the Office for Telecommunications Regulation, as all three wireless operators in Poland asked for change in the UMTS launch deadlines by 12 months to 2004.

     Since we started our activity we have been using Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand in advance of the UMTS launch. We also launched two sub-brands Era Biznes, for business customers, and Era Moja for private customers, as a follow up for the strategy change in November 2000. We also use Tak Tak brand for our pre-paid services, which we believe has become a synonymous for pre-paid products in Poland.

     The following table sets forth key business indicators:


                                                --------------------------------------------------------------
                                                  Three months    Nine months    Three months   Nine months
                                                     ended           ended          ended          ended
                                                 September 30,   September 30,  September 30,  September 30,
                                                      2001            2001           2000          2000
                                                --------------------------------------------------------------
                                                ---------------------------------

Subscribers:
Gross subscribers additions.....................          396,662       1,204,600       415,235      1,172,517
Churn  rate (monthly average) (%)...............           2.05            1.76          2.01           2.12
Net subscriber additions........................          186,693         700,715       271,626        765,490
Total subscribers...............................        3,503,695       3,503,695     2,516,965      2,516,965
Of which:
   Post-paid subscribers.......................         2,284,562       2,284,562     1,900,999      1,900,999
   Pre-paid subscribers........................         1,219,133       1,219,133       615,966        615,966
Growth of total subscriber base in the
  preceding twelve months (%)                                39.2            39.2          67.8           67.8
Traffic:
Average monthly minutes of use.................               160             158           161            158
Average monthly number of SMSs.................                13              12             8              6
Average monthly revenue per user ..............             106.4           105.2         132.0          130.7
   Change from prior year (%)..................             (19.4)          (19.5)        (17.1)         (21.4)
Coverage of GSM cellular network in Poland:
   Geographical area covered (%)...............              95.4            95.4          90.5           90.5
   Population covered (%)......................              99.3            99.3          98.0           98.0


Financial Review

Factors Affecting Revenues

Overview

     We are the largest wireless telephony services provider in Poland with approximately 3.5 million subscribers, a 39.8% share of the total Polish wireless market and a 43.9% share of the Polish post-paid market, in each case, as of September 30, 2001. We have national GSM 900, GSM 1800 and UMTS Licenses. As of September 30, 2001, our GSM network covered approximately 95.4% of the geographic area of Poland, representing approximately 99.3% of the total Polish population. On June 28, 2001, we completed the last five links of our SDH network, a substantial portion of which has been operational since January 2001. The SDH microwave backbone network is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. To distribute our products and services, we use a network of 25 dealers with 900 points of sale and 675 authorized business advisors, own direct sales force of 102 authorized advisors and a national network of our own 67 retail outlets.

     The main source of our revenue is airtime charges, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the usage of pre-paid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease. We believe that the anticipated decrease in revenues from handset sales will substantially result from an anticipated continued decrease in the retail price of handsets, rather than from a reduction in the number of handsets sold.

     Our revenues depend on the number of subscribers, call volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twelve-month period by the increase in our pre-paid subscriber base.

     Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer UMTS services in 2003 or 2004, which still depends on the decision of Office for Telecommunications Regulation, as all three wireless operators asked URT to postpone the UMTS launching deadlines by 12 months to 2004. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator during 2002.

     The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

     New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from low wireline penetration rates.

     During the three months ended September 30, 2001, we attracted 396,662 new gross subscriber additions, 4.5% less than in the corresponding period of 2000. During the nine months ended September 30, 2001, we attracted 1,204,600 new gross subscribers, approximately 2.7% more than in the nine months ended September 30, 2000. We increased our total net subscriber base by 39.2% to 3,503,695 subscribers as of September 30, 2001, from 2,516,965 subscribers as of September 30, 2000.

     As of September 30, 2001, our subscribers consisted of approximately 65.2% post-paid subscribers and 34.8% pre-paid subscribers. The proportion of gross additions selecting post-paid tariffs has declined gradually during each quarter from approximately 74.7% in the first quarter of 2000 to 54.9% in the third quarter of 2001. The decrease in the proportion of post-paid subscribers in our network is a result of a change in the post-paid proportion in the gross additions and reflects the slow-down in post-paid growth caused by the deteriorating Polish economic situation coinciding with growing acceptance of pre-paid services with no contractual obligations. This situation is visible in the whole wireless market which is reflected by PTC's relatively stable market share in the post-paid segment.

     In the three months ended September 30, 2001, the overall Polish wireless market grew by another 7% to approximately 8.8 million subscribers, representing an approximate 22.8% penetration of Poland's total population.

     As of September 30, 2001, our subscriber base represented approximately 39.8% of the total Polish wireless market and 43.9% of the Polish post-paid market, making us the leader among wireless services providers in Poland.

Churn Rate

     "Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to non-payment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period in line with the practice of our two competitors.

     We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

     The average monthly churn rate for the three months ended September 30, 2001 was 2.1% compared to 2.0% as a monthly average for the three months ended September 30, 2000. For the nine months ended September 30, 2001, average monthly churn rate was 1.8% compared to 2.1% as an average for the nine months ended September 30, 2000. The average monthly churn rate for post-paid subscribers for the three month and nine month periods ended September 30, 2001, slightly increased to 2.4% and 2.2%, respectively, compared to 2.0% and 2.1% for the three and nine month periods ended September 30, 2000, respectively.

     The increased churn rate in the post-paid market is primarily due to the Halo tariff and PTC's first very attractive Birthday Promotion launched in August 1999 which were highly successful in boosting its subscriber base with the customers who signed two years contract. After the expiration of the contract customers may leave PTC's network with no additional fees or switch to prepaid. In order to minimize churn rate in this group, the Company ran several loyalty and retention programs but it nonetheless recorded a slight increase in the churn rate for postpaid subscribers.

     The churn rate for pre-paid customers decreased significantly to 1.4% and 0.7% for the three and nine month periods ended September 30, 2001, respectively, compared to 2.2% and 2.4% for the three and nine month periods ended September 30, 2000, respectively. The increased churn rate for the prepaid segment over the previous quarter results from the fact that the disconnection free period, a result of an extension of coupon validity period from six to twelve months, ended with the end of the second quarter of 2001. The churn rate for prepaid segment decreased significantly when compared to 2.2 percent in the third quarter of 2000 mainly due to extended prepaid coupon validity coupled with improvement of pre-paid services.

     We believe that the stable churn rates over the last twelve months, which we had despite strong competition and deteriorating Polish economy, were the result of our Loyalty Program, new tariff plans, market segmentation and value-added services, which we believe reflects our subscribers' satisfaction and the high quality of our services and shows commitment to providing our subscribers with the best service in the Polish market.

Subscriber Mix

     Our revenues are also affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average revenue values than pre-paid subscribers, as they tend to make a higher number of calls. These calls also tend to be longer in duration than those made by our pre-paid subscribers. In addition, our post-paid subscribers make more calls than they receive as compared to our pre-paid subscribers. Furthermore, post-paid business subscribers generally have higher lifetime average subscriber values than non-business post-paid subscribers for reasons similar to those given above. Our subscriber base currently includes 34.8% pre-paid subscribers. We expect the number of our pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month, or ARPU, in respect of voice services. In November 2000, we refocused our marketing efforts to tailor them to the different elements of our subscriber mix.

     With the introduction of GPRS and UMTS services we expect to be able to address an additional subscriber segment with "Machine to Machine" or telematic services. These services would be tailored for business subscribers to enable their fixed assets or products to be connected to our network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

     We launched a set of new tariffs on November 15, 2000 to better suit the market needs. We believe, however, that our new tariff plans and our accompanying marketing strategy will eventually enhance our competitive position and help us remain as the leading supplier of wireless services in Poland. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer eight post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Revenues from inbound traffic are determined by interconnect agreements with TPSA, Polkomtel, PTK Centertel, El-Net, Netia and other fixed-line operators.

Minutes of Use

     The average number of Minutes of Use, or MOUs, per month for the three and nine month periods ended September, 2001 was 160 and 158, respectively, compared to 161 and 158 minutes for the three and nine month periods ended September 30, 2000, respectively. For the three and nine month periods ended September 30, 2001, the average number of MOUs per month was 201 and 194 minutes for post-paid subscribers, respectively and 80 and 81 minutes for pre-paid subscribers, respectively, compared to 183 and 177 for post-paid customers and 90 and 95 for pre-paid subscribers, for the three and nine month periods ended September 30, 2000, respectively. In the third quarter of 2001, we observed a decrease in proportion of free or discounted minutes and a change in the inbound/outbound call mix with increasing portion of outgoing minutes to on an average almost 46% of total number of MoUs. The stabilization in minutes of use despite increasing proportion of pre-paid customers and deteriorating economy can be attributed to our strategy of offering bundled minutes into the monthly fee as well as by offering free or discounted minutes with the new subscriptions. We believe this strategy may gradually increase individual subscriber ARPUs as our customers become more used to substituting wireless connections for fixed line connections in their calling habits.

Short Message Services

     The average number of Short Message Services, or SMS, was approximately 13 and 12 SMSs per subscriber per month for the three and nine month periods ended September 30, 2001 compared to almost 8 and 6 SMSs per subscriber per month for the three and nine month periods ended September 30, 2000, respectively. For the three and nine month periods ended September 30, 2001, the average number of SMSs per subscriber per month was 13 and 12 SMSs per post-paid subscriber and 11 SMSs per pre-paid subscriber compared to 9 and 7 SMSs for post-paid and 7 and 4 SMSs for pre-paid, respectively for the three and nine month periods ended September 30, 2000.

     We believe that the number of SMSs will increase during the remaining quarter of 2001, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

     For the three and nine month periods ended September 30, 2001, overall monthly ARPU decreased to PLN 106 and PLN 105, respectively, from PLN 132 and PLN 131 for the three and nine month periods ended September 30, 2000. This decrease over last twelve months is the result of the impact of the new tariff plans introduced in the fourth quarter of 2000, which have helped PTC protect its market share, as well as an increasing portion of prepaid users in the total subscriber base. The increase over the second quarter of 2001 can be attributed to the increasing portion of out-bound calls coupled with a decrease in the proportion of promotional or discounted minutes used by subscribers and decreasing number of dormant pre-paid customers due to the end of disconnection free period coming from change in disconnection policy. In the three and nine month periods ended September 30, 2001, monthly ARPU in respect of post-paid subscribers was PLN 140 and PLN 136, respectively, and monthly ARPU in respect of pre-paid subscribers was PLN 41 and 38. This represents a 12.0% and 12.4% decline over the three and nine month period ended September 30, 2000 for post-paid subscribers and 13.6% and 15.4% for pre-paid subscribers. We believe that the significant fall on the pre-paid side for the nine months period ended September 30, 2001 is largely the result of the change in disconnection policy increasing the proportion of dormant subscribers in the subscriber base.

Factors Affecting Expenditures

     The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

     o costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

     o amortization and depreciation charges associated with licenses fees and fixed assets;

     o    other external services;

     o payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

     o commission payments to the dealers and sales force associated with subscriber acquisition; and

     o payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

     We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, towards interconnection fees, which vary with call volumes.

     Prior to the issuance in May 1997 of the Interconnect Decision, we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The Interconnect Decision established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA's network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls. In addition, as a result of a new Framework Agreement with TPSA, we are entitled to a 60% discount on certain of TPSA's standard leased line tariffs, with additional incremental discounts of between 5% and 15% for long-term arrangements lasting between one and five years. Nevertheless, the interconnect fees paid to TPSA and the leasing of lines from TPSA each make up a significant portion of our expenses.

     To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into an interconnection agreement with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

     Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect with TPSA to provide international connections.

     In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the expected introduction UMTS services in 2003 or 2004, we expect to begin to incur significant additional costs of sales that will result from our efforts to increase average revenue per user through the provision of new enhanced data-based services. However during the third quarter of 2001, all tree wireless operators in Poland asked the Office for Telecommunications Regulation to postpone the UMTS launch deadlines by 12 months to 2004. The positive decision will make an impact on our costs of sales as well as on further stimulation of revenue per user.

     These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from 2003, amortization charges for the UMTS License.

Operating Expenses

     Our operating expenses consist of:

     o selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

     o administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended September 30, 2001 and 2000

Net Sales

     Total net sales increased by approximately 15.4% to PLN 1,152.2 million in the three months ended September 30, 2001 from PLN 998.1 million in the three months ended September 30, 2000. Total net sales consist of service revenues or fees and sales of telephones and accessories.

     Service Revenues and Fees. Service revenues and fees increased by 16.0% to PLN 1,095.1 million in the three months ended September 30, 2001 from PLN 944.3 million in the three months ended September 30, 2000. Service revenues and fees represented 95.0% of total net sales in 2001 compared to 94.6% in 2000.

     The increase of service revenues and fees in the three months ended September 30, 2001 compared to the three months ended September 30, 2000 was due primarily to an increase in the number of subscribers of approximately 39.2%. We believe that the substantial increase in our subscriber base was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market over the last twelve months. This increase of service revenues and fees was partially offset by:

     o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee; and

     o    an  increasing   proportion  of  pre-paid  subscribers  in  the  total
          subscriber base which subscribers typically having significantly lower ARPU than post-paid subscribers.

     Additionally, we were able to record revenues coming from international call originated outside Poland and terminated in our network, following the new regulation issued by Office for Telecommunications Regulations on May 28, 2001. This new regulation contributed 2.3% of total revenues in the three months ended September 30, 2001. This decision includes no rights to retrospective claims.

     Sales of Telephones and Accessories. Revenues on sales of telephones and accessories increased by 6.2% to PLN 57.1 million in the three months ended September 30, 2001 from PLN 53.8 million in the three months ended September 30, 2000. Revenues on sales of telephones and accessories represented 5.0% of total net sales in the three months ended September 30, 2001, compared to 5.4% in the three months ended September 30, 2000.

     As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

     The revenues from sale of equipment and accessories in the three months ended September 30, 2001 increased compared to the three months ended September 30, 2000. This increase in sales of telephones and accessories reflects an increasing proportion of pre-paid bundled packs among gross additions of subscribers.

Cost of Sales

     Total cost of sales increased by 16.2% to PLN 678.3 million in the three months ended September 30, 2001 from PLN 583.8 million in the three months ended September 30, 2000. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

     Cost of Services Sold. Costs of services sold increased by approximately 32.6% to PLN 456.3 million in the three months ended September 30, 2001 from PLN
344.0 million in the three months ended September 30, 2000.

     The increase in cost of services sold was primarily due to:

     o a 55.0% increase in depreciation and amortization charges to PLN 180.9 million in the three months ended September 30, 2001 from PLN 116.7 million in the third quarter of 2000;

     o a 45.7% increase in interconnection expenses to PLN 74.2 million in the three months ended September 30, 2001 from PLN 50.9 million in the third quarter of 2000; and

     o an increase in wages and salaries of network support staff, which we include in cost of sales.

     The increase in cost of services sold was partially offset by a 63.9% decrease in leased line expenses to PLN 14.4 million in the three months ended September 30, 2001 from PLN 39.8 million in the three months ended September 30, 2000 together with 11.4% decrease in dealers commission to PLN 23.0 million in the three months ended September 30, 2001 from PLN 26.0 million in the three months ended September 30, 2001. The decrease in leased line expenses is mainly a result of the expansion of our SDH backbone network and the resultant reduction in our use of leased lines. The decrease in dealers commissions reflects 4.5% reduction in gross additions.

     Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories decreased by PLN 17.7 million, or 7.4%, to PLN 222.0 million in the three months ended September 30, 2001 from PLN 239.7 million in the three months ended September 30, 2000. The decrease in the cost of telephones and accessories is the result of a 4.5% decrease in gross additions offset partially by the commencement of retention program to subsidize replacement terminals for our high ARPU customers. There has also been a general decrease in handset purchase prices, compounded by a change in the subscriber acquisition structure with an increasing proportion of prepaid customers who receive less sophisticated, cheaper handsets.

Gross Margin

     Gross margin was PLN 473.9 million, or 41.1% in the three months ended September 30, 2001, compared to PLN 414.4 million, or 41.5% in the three months ended September 30, 2000 as a result of slightly faster growth on cost of sales side, driven mainly by 55.0% increase in depreciation and amortization. The increase in gross margin in the three months ended September 30, 2001 compared to the three months ended September 30, 2000 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economics of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

     Operating expenses increased by 5.6% to PLN 186.7 million in the three months ended September 30, 2001 from PLN 176.8 million in the three months ended September 30, 2000. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

     Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 11.5% in the three months ended September 30, 2001 from 13.6% in the three months ended September 30, 2000. In absolute terms, selling and distribution costs decreased by 2.2% to PLN 133.0 million in the three months ended September 30, 2001 from PLN 136.0 million in the three months ended September 30, 2000. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

     The decrease in selling and distribution costs in absolute terms in the three months ended September 30, 2001 compared to the three months ended September 30, 2000 was primarily due to decrease in doubtful debtors provision.

     Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.7% and 4.1% in the three months ended September 30, 2001 and 2000, respectively. Administration and other operating costs increased by approximately 31.7% to PLN
53.7 million in the three months ended September 30, 2001 from PLN 40.8 million in the three months ended September 30, 2000.

Operating Profit

     Due to the above  factors,  operating  profit was PLN 287.2 million and PLN
237.5 million for the three months ended September 30, 2001 and 2000, respectively, and operating margin was 24.9% and 23.8% in the three months ended September 30, 2001 and 2000, respectively.

Financial Expenses

     In the first quarter of 2001, we implemented new accounting standard IAS 39 Financial Instruments: Recognition and Measurement. As a result changes in fair value of derivatives embedded in our Notes and other contracts are recognized as other financial income or expense in the statement of operations. For the three months ended September 30, 2001 we recognized other financial loss of PLN 46.6 million resulting from the fair value revaluation of forward contracts and embedded derivatives..

     Interest and other financial expenses, net, were PLN 491.8 million in the three months ended September 30, 2001, as compared to the interest and other financial expenses, net, in the amount of PLN 175.3 million in the three months ended September 30, 2000. Financial expenses primarily arose from interest expenses on our Bank Credit Facility, Supplemental Credit Facility, the 10 3/4% Notes, 11 1/4% Notes and 10 7/8% Notes, capital lease obligations for our head office and foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated liabilities and fair value changes of forward contracts and derivatives in Company's Notes, lease and other forward contracts..

     In the three months ended September 30, 2001, net interest expenses were PLN 129.2 million, as compared to PLN 134.9 million in the three months ended September 30, 2000. The decrease in net interest expenses in the three months ended September 30, 2001 was the result of further appreciation of Zloty against US$ and Euro as significant portion of our debt is denominated in those currencies together with the decrease of interest rates for Zloty, Euro and US Dollar. Net interest expense as a percentage of total revenues was 11.2% and 13.5% in the three months ended September 30, 2001 and 2000, respectively.

     We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

     The majority of our debt is denominated in foreign currencies. Accordingly, in the Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. The Polish Zloty depreciated against the US Dollar and Euro during the month of July 2001 by 6.3 percent and 9.9 percent, respectively. Starting August 2001 the Zloty marginally appreciated to finish the quarter at a rate of US$1=PLN 4.2367 and Euro 1=PLN 3.8810. Zloty depreciation during the third quarter of 2001 resulted in a net foreign exchange loss of PLN 316.1 million of which approximately PLN 243.0 million was recorded in July 2001, compared to a net foreign exchange loss of PLN 40.5 million for the three months ended September 30, 2000.

     Net foreign exchange losses in the three months ended September 30, 2001 include loss of PLN 21.7 million related to realized transactions and the reminder to the revaluation of financial assets and liabilities denominated in foreign currency.

     We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

Taxation Charge

     The loss before taxation amounted to PLN 204.6 million for the three months ended September 30, 2001, compared to a profit before taxation of PLN 62.2 million for the three months ended September 30, 2000. For the three months ended September 30, 2001, we had an estimated tax benefit of PLN 52.5 million compared to an estimated tax charge of PLN 25.4 million for the three months ended September 30, 2000.

     In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, which are the most significant component of the total deferred tax liability, net, of PLN 64.0 million as of September 30, 2001, as compared to a deferred tax liability, net, of PLN 60.5 million as of September 30, 2000.

Results of Operations for the nine months ended September 30, 2001 and 2000

     During the first quarter of 2001, we introduced two new standards into our accounting policy. We adapted IAS 39 on January 1, 2001. This standard establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities.

     In the first quarter of 2001, we also adopted our IAS (International Accounting Standards) revenue recognition policy to be as far as possible, consistent with the requirements of the Security and Exchange Commission Staff Accounting Bulleting no. 101 "Revenue Recognition ". This adds interpretation to the basic principles of revenue recognition in already existing generally accepted accounting principles in the United States (U.S. GAAP). Based on the above bulletin and further interpretations, we set up the criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and accordingly adjusted presentation in the IAS financial statements. The resulting adjustment to the opening balance of accumulated deficit, as at January 1, 2001, resulted in a decrease of deficit by PLN 11.7 million. In the first nine months of 2001 it resulted in the increase of both revenue and cost of sales by PLN 28.3 million thus it did not affect the net profit reported as of September 30, 2001.

Net Sales

     Total net sales increased by approximately 19.0% to PLN 3,193.4 million in the nine months ended September 30, 2001 from PLN 2,684.2 million in the nine months ended September 30, 2000. Total net sales consist of service revenues or fees and sales of telephones and accessories.

     Service Revenues and Fees. Service revenues and fees increased by 20.5% to PLN 3,030.6 million in the nine months ended September 30, 2001 from PLN 2,515.5 million in the nine months ended September 30, 2000. Service revenues and fees represented 94.9% of total net sales in 2001 compared to 93.7% in 2000.

     The increase of service revenues and fees in the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000 was due primarily to an increase in the number of subscribers of approximately 39.2%. We believe that the substantial increase in our subscribers was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market. This increase of service revenues and fees was partially offset by:

     o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee; and

     o    an  increasing   proportion  of  pre-paid  subscribers  in  the  total
          subscriber base which subscribers typically having significantly lower ARPU than post-paid subscribers.

     Additionally, we were able to record revenues coming from international call originated outside Poland and terminated in our network, following the new regulation issued by Office for Telecommunications Regulations on May 28, 2001. This new regulation contributed 1.1% of total revenues in the nine months ended September 30, 2001. This decision includes no rights to retrospective claims.

     Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 3.5% to PLN 162.8 million in the nine months ended September 30, 2001 from PLN 168.7 million in the nine months ended September 30, 2000. Revenues on sales of telephones and accessories represented 5.1% of total net sales in the nine months ended September 30, 2001, compared to 6.3% in the nine months ended September 30, 2000.

     As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of our future net sales and substantially all positive gross margins will result from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. We believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations as the proportion of gross additions to the existing subscriber base continues to fall.

     The revenues from sale of equipment and accessories in the nine months ended September 30, 2001 decreased compared to the nine months ended September 30, 2000 primarily due to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. This decrease took place notwithstanding increased handsets sales as a result of an increase in gross additions of new subscribers in the nine months ended September 30, 2001 compared to nine months ended September 30, 2000. This decrease in sales of telephones and accessories was partially offset by a change in the mix of new subscribers reflecting an increasing portion of pre-paid subscribers.

Cost of Sales

     Total cost of sales increased by 14.1% to PLN 1,917.3 million in the nine months ended September 30, 2001 from PLN 1,681.0 million in the nine months ended September 30, 2000. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

     Cost of Services Sold. Costs of services sold increased by approximately 24.0% to PLN 1,225.6 million in the nine months ended September 30, 2001 from PLN 988.1 million in the nine months ended September 30, 2000.

     The increase in cost of services sold was primarily due to:

     o a 51.5% increase in depreciation and amortization charges to PLN 500.7 million in the nine months ended September 30, 2001 from PLN 330.5 million in the nine months ended September 30, 2000;

     o a 38.4% increase in interconnection expenses to PLN 194.7 million in the nine months ended September 30, 2001 from PLN 140.7 million in the nine months ended September 30, 2000; and

     o an increase in wages and salaries of network support staff, which we include in cost of sales.

     The increase in cost of services sold was partially offset by a 50.2% decrease in leased line expenses to PLN 58.3 million in the nine months ended September 30, 2001 from PLN 117.2 million in the nine months ended September 30, 2000 coupled with the decrease in dealers commission expenses. The decrease in leased line expenses is mainly a result of the expansion of our SDH backbone network and the resultant reduction in our use of leased lines. The decrease in dealers commission represents decrease in gross additions in the nine months ended September 30, 2001 compared to the nine months ended September 30, 2001.

     Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories decreased by PLN 1.3 million, or 0.2%, to PLN 691.7 million in the nine months ended September 30, 2001 from PLN 693.0 million in the nine months ended September 30, 2000. The marginal decrease in the cost of telephones and accessories was the result of an approximately 2.7% decrease in gross additions coupled with the commencement of retention to subsidize replacement terminals for our highest ARPU customers coupled with a general decrease in handset purchase prices, as well as a change in our subscriber structure with an increasing number of prepaid customers who receive less sophisticated handsets and customers who buy second-hand handsets.

Gross Margin

     Gross margin was PLN 1,276.1 million, or 40.0% in the nine months ended September 30, 2001, compared to PLN 1,003.2 million, or 37.4% in the nine months ended September 30, 2000. The increase in gross margin, in absolute figures, in the nine months ended September 30, 2001 compared to the nine months ended
September 30, 2000 was primarily due to the substantial increase in the net subscriber base during this period and the resulting economics of scale realized in the operation of our network and the delivery of services to our subscribers, together with a proportional fall in total acquisition costs relative to total cost of sales.

Operating Expenses

     Operating expenses increased by 8.0% to PLN 583.2 million in the nine months ended September 30, 2001 from PLN 540.2 million in the nine months ended September 30, 2000. Operating expenses consist of selling and distribution costs and administration and other operating expenses.

     Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 13.9% in the nine months ended September 30, 2001 from 15.3% in the nine months ended September 30, 2000. In absolute terms, selling and distribution costs increased by 7.7% to PLN 442.3 million in the nine months ended September 30, 2001 from PLN 410.8 million in the nine months ended September 30, 2000. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

     The increase in selling and distribution costs in absolute terms in the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000 was primarily due to significant increases in advertising costs, as well as due to an increase in our sales force which resulted in related increases in salary costs. This increase was offset by a reduction in charges to doubtful debtors provision.

     Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.4% and 4.8% in the nine months ended September 30, 2001 and 2000, respectively. Administration and other operating costs increased by approximately 8.9% to PLN
140.9 million in the nine months ended September 30, 2001 from PLN 129.4 million in the nine months ended September 30, 2000.

Operating Profit

     Due to the above  factors,  operating  profit was PLN 693.0 million and PLN
463.0 million for the nine months ended September 30, 2001 and 2000, respectively, and operating margin was 21.7% and 17.3% in the nine months ended September 30, 2001 and 2000, respectively.

Financial Expenses

     Interest and other financial expenses, net, were PLN 491.6 million in the nine months ended September 30, 2001, as compared to the interest and other financial expenses, net, in the amount of PLN 545.4 million in the nine months ended September 30, 2000. Financial expenses primarily arose from interest expenses on our Bank Credit Facilities, the Bridge Loan, the 10 3/4% Notes, 11 1/4% Notes and 10 7/8% Notes, capital lease obligations for our head office and foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated liabilities and fair value changes of forward contracts and derivatives in the Company's Notes, lease and other trade contracts.

     In the nine months ended September 30, 2001, net interest expenses were PLN
364.5 million, as compared to PLN 380.4 million in the nine months ended September 30, 2000. The decrease in net interest expenses in the nine months ended September 30, 2001 was the result of decrease of Zloty, Euro and US dollar interest rates decreasing the cost of debt. The increase over the previous quarter can be attributed to the increase of PTC's total debt following UMTS license payment of Euro 83 million on June 30, 2001. Net interest expense as a percentage of total revenues was 11.4% and 14.2% in the nine months ended September 30, 2001 and 2000, respectively.

     We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

     The Polish Zloty depreciated against the US Dollar and Euro during the month of July 2001 by 6.3 percent and 9.9 percent, respectively. Starting August 2001 Zloty marginally appreciated to finish the quarter at rate of US$1=PLN
4.2367 and Euro 1=PLN 3.8810. The quarter end exchange rates resulted in a net foreign exchange loss of PLN 52.7 million in the nine months ended September 30, 2001, compared to a net foreign exchange loss of PLN 165.0 million in the nine months ended September 30, 2000. Net foreign exchange losses in the nine months ended September 30, 2001, include gain of PLN 26.2 million related to realized transactions and the reminder to the revaluation of financial assets and liabilities denominated in foreign currency.

     In the first quarter of 2001, PTC implemented new accounting standard IAS 39 Financial Instruments: Recognition and Measurement. As a result changes in fair value of derivatives embedded in the Company's Notes and other contracts, together with valuation of hedging transactions, are recognized as other financial income or expense in the statement of operations. During the nine months period ended September 30, 2001 the Company recognized other net financial expenses of PLN 74.4 million.

     We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

Taxation Charge

     The profit before taxation amounted to PLN 201.3 million for the nine months ended September 30, 2001, compared to the loss before taxation of PLN
82.4 million for the nine months ended September 30, 2000. For the nine months ended September 30, 2001, we had an estimated tax charge of PLN 1.4 million compared to an estimated tax charge of PLN 23.5 million for the nine months ended September 30, 2000.

     In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basisand the most significant component of the total deferred tax liability of PLN 64.0 million as of September 30, 2001, as compared to a deferred tax liability of PLN 50.8 million as of September 30, 2000.

Inflation

     Inflation has not had a significant effect on our operations or financial condition during the nine months ended September 30, 2001. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, partially labor costs, are inflation sensitive.

Liquidity and Capital Resources

     We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

     o    capital   expenditures  for  existing  and  new  network   operations,
          including significant UMTS network build-out costs;

     o payment of license payables, including significant UMTS License payables;

     o    debt service requirements relating to existing debt; and

     o    UMTS start-up expenses.

     Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing

     Primary sources of financing available to us consist of the following:

     o    cash flow from operating activities;

     o    financing from banks;

     o    financing from the issuance of senior subordinated guaranteed notes;

     o    vendor financing; and

     o    certain qualifying technical equipment, or QTE, leases.

     On February 20, 2001, we entered into the Bank Credit Facilities with Deutsche Bank AG London, as a lead arranger, and certain other lenders, pursuant to which the lenders agreed to provide us with facilities, both in foreign currencies and Zloty, in the aggregate principal amount of (euro)650 million. This was the biggest Bank Credit Facility ever signed in Poland. The purpose of these facilities was to repay the DM672 million senior loan entered into in 1997 and to finance certain capital expenditures and working capital requirements, including the payment of up to two-thirds of the initial installments of the UMTS license.

     On August 6, 2001, Deutsche Bank AG and DresdnerKleinwortWasserstein launched a further syndication for Euro 100 million Supplemental Credit Facility, the second and smaller tranche of our (euro)650 million facility. In full co-operation with us, Deutsche Bank and DresdnerKleinwortWasserstein syndicated a portion of their existing commitments as arranging banks to the to the Euro 650 million facility. During this syndication process for Euro 100 million Supplementary Credit Facility we took advantage of high investor demand to raise an additional Euro 50 million to help meet our future funding requirements.

     By raising additional Euro 50 million, we increased its Bank Credit Facilities to Euro 700 million.

     Under our current business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

     The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

     o    our ability to meet build-out schedules;

     o    growth  in  our  market   penetration,   our  market   share  and  the
          effectiveness of our competitors in such markets;

     o    cost of new network equipment and maintenance of our networks;

     o    regulatory changes;

     o    currency exchange rate fluctuations;

     o    the availability and terms of vendor financing;

     o    changes in technology; and

     o    the availability of UMTS infrastructure and handsets.

     As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure you that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Cash Flow from Operating Activities

     Net cash generated from operating activities was PLN 860.4 million for the nine months ended September 30, 2001 compared to PLN 518.2 million for the nine months ended September 30, 2000. Non-cash provisions and net non-operating items for the same periods were PLN 1,079.8 million and PLN 986.4 million, respectively. These principally reflect depreciation, amortization, provisions for doubtful debtors, foreign exchange losses/gains and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 76.1 million in the nine months ended September 30, 2001, compared to net cash flow used for working capital items of PLN 135.0 million in the nine months ended September 30, 2000. The improvement in the nine months ended September 30, 2001 was primarily due to improved management of trade payables and inventory.

Cash Used in Investing Activities

     Net cash used in investing activities was PLN 2,132.0 million for the nine months ended September 30, 2001 compared to PLN 1,240.3 million for the nine months ended September 30, 2000. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 992.7 million and PLN 1,134.2 million during the nine months ended September 30, 2001 and 2000, respectively. In the nine months ended September 30, 2001, we paid (euro)56.1 million, (euro)16.7 million and (euro)250 million in installments for our GSM 900, GSM 1800 and UMTS Licenses, respectively.

     We also expect that our level of capital expenditures will remain significant for at least the next five years, and possibly longer, as we continue to expand network capacity, coverage and quality in order to expand our GSM and UMTS services offered.

     We are required to pay the equivalent of (euro)16.7 million for the GSM 1800 License in 2002 and (euro)390 million for the UMTS License over the period from 2005 to 2022.

     We also expect that our level of capital expenditures will remain significant for at least the five years, and possibly longer, as we continue to expand network capacity, coverage and quality in order to expand our GSM and UMTS services offered.

Cash Flow from and used in Financing Activities

     Net cash from financing activities was PLN 1,262.3 million for the nine months ended September 30, 2001 compared to net cash used in the financing activities of PLN 337.6 million for the nine months ended September 30, 2000. The amount for 2001 reflects additional proceeds from Bank Credit Facilities, Bridge Loan and 10? Notes issue, while the amount for 2000 reflects repayment of long-term borrowings.

Capital Expenditure for Tangible Assets

     The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks.

     Capital expenditures, reflecting additions to tangible assets, for the nine months ended September 30, 2001 totaled approximately PLN 728.5 million. The growth in subscribers numbers has necessitated capital expenditures on the network infrastructure as well as on coverage and quality rollout activity.

     As a result of our rollout strategy, our network, as of September 30, 2001, comprised 5,068 base stations, 25 mobile switching centers and almost 3,600 km of SDH backbone. The cost of the SDH backbone constructed to date was approximately Euro 43.4 million.

     As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over the next few years. We have budgeted our 2001 capital network investments at approximately PLN 1,587.0 million. We expect our capital expenditures to total approximately PLN 6 billion to PLN 7 billion between 2002 and 2005, of which approximately 50% is expected to relate directly to our UMTS network build-out costs.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

     The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 3 of this Form 6-K (if not otherwise stated) contains translations of:

     o certain U.S. dollar amounts into Zloty at the rate of U.S.$1.00 = PLN 4.2367, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 28, 2001; and

     o certain Euro amounts into Zloty at the rate of Euro 1.00 = PLN 3.8810, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 28, 2001.

     These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

The General Risk Management Procedures

     The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties for acceptance. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. Nevertheless, the Management Board and the Operating Parties must approve all actions taken to hedge financial risk.

The Primary Market Risk Exposures

     The Company is subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk Management

     Foreign currency risk management is aimed both at managing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at managing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms within levels determined by the Hedging Strategy. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

     Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedging activities are undertaken on the basis of a rolling 12 months forecast provided by the Treasury function and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least an annual basis, providing hedging solutions can be obtained at reasonable cost.

     Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure. We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

     The foreign exchange risk management transactions may be undertaken using the following instruments:

     o    forward and NDF transactions;

     o    currency swaps;

     o    cross-currency interest rate swaps; or

     o    FX options.

Interest Rate Risk Management

     We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

     Debt liabilities based on fixed interest rate are as follows:

     o    the 10 3/4% Notes for the total value of U.S.$253,203,000

     o    the 11 1/4% Notes for the total value of U.S.$150,000,000

     o    the 11 1/4% Notes for the total value of Euro 300,000,000

     o    the 10 7/8% Notes for the total value of Euro 200,000,000

     Debt liabilities based on floating interest rate are our revolving Bank Credit Facilities for the total bank commitments of Euro 700.0 million of which Euro 312.5 million is available in various currencies and Euro 387.5 million is available in Zloty.

     The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of respective drawdown. The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in decrease of return on short-term investments. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on financing revenues.

     Our interest rate exposure is managed by:

     o    managing the maturity periods of investments and borrowings;

     o varying the proportions of our debt which bear interest on a fixed and a floating basis; and

     o varying the period of time for which the interest rate is fixed in respect to the loan facility.

     In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

     o    forward rate agreements (FRAs);

     o    interest rate swaps;

     o    interest rate options (caps, floors, collars).

     In the third quarter of 2001, we did not conduct any interest rate hedging transactions.

Credit Risk Management

     Commercial Credit Risk. We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us. Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers' financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. With the exception of Telekomunikacja Polska S.A., which purchases terminating interconnection services from us, no single customer accounts for 10% or more of revenues.

     Financial Credit Risk. There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury function. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions. The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury function. The Treasury function does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Interest rate risk

     As a fast growing company we have borrowings under Bank Credit Facilities and High Yield Bonds and lease agreements. Bank Credit Facility and Supplemental Credit Facility agreements are based on variable interest rates. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses.

     We are exposed to interest rate risk primarily as a result of the Bank Credit Facility, which at the end of the third quarter of 2001 consisted of PLN tranche of PLN 873.2 million at the rate of WIBOR plus 0.6% p.a. and multicurrency tranche in the amount of Euro 50.0 million at the rate of LIBOR plus 0.6% p.a.. Moreover, Supplemental Credit Facility consisted of PLN tranche of PLN 385.4 million at the rate of WIBOR plus 1.3% p.a.. The table below presents principal and interest payments under the Bank Credit Facilities including principal and related weighted average interest rates for the balance drawn under the facilities as of September 30, 2001. The weighted average interest rates computed do not consider the rate at which individual drawdowns on the loan will be refinanced. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.

     Principal and interest payments under Bank Credit Facility and Supplemental Credit Facility


-----------------------------------------------------------------------------------------------------------------------
Bank Credit              2001        2002        2003        2004        2005      Thereafter     Total     Fair Value
Facilitiy                                                                                                    9/30/01
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (PLN)
                        50,283     136,312     136,312     309,255     592,097      178,456     1,402,715    889,439
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------

                 Weighted Average Effective Interest Rate 15.61%
--------------------------------------------------------------------------------


--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (Euro)    2,173       8,412       8,412       8,412       8,412     195,225       231,046     194,120

--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------

                Weighted Average Effective Interest Rate 4.335 %
--------------------------------------------------------------------------------

Supplemental Credit
Facility
--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------
Variable Rate (PLN)     15,961      61,812      61,812      61,812      61,812    428,937       692,146     385,868

--------------------- ----------- ----------- ----------- ----------- ----------- ------------- ----------- -----------

                Weighted Average Effective Interest Rate 16.04 %
-------------------------------------------------------------------------------

Foreign currency risk

     Our sales revenues are denominated in Polish Zloty. A significant portion of our expenses and liabilities, however, are denominated in other currencies. These include our liability to the Polish government for the GSM 1800 and UMTS Licenses, which are linked to Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Deutschmarks, French Francs or U.S. dollars. Additionally, the 10 3/4 Notes, 11 1/4 Notes and 10? Notes loans are denominated in U.S. dollars or Euros and part of our Bank Credit Facility and Supplemental Credit Facility are denominated in Euro. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

     The table below summarizes, as at September 30, 2001 our foreign currency denominated long-term obligations together with short-term portions thereof and their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and, in the case of variable rate liability, the average weighted interest rates reflecting applicable LIBOR rates plus a margin of 0.6% per annum.

Foreign currency long-term obligations


----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
                      2001          2002         2003        2004        2005      Thereafter      Total      Fair Value
                                                                                                               9/30/01
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
-------------------------------------------------------------------------------------------------------------------------
Fixed interest rate (Euro)
-------------------------------------------------------------------------------------------------------------------------

GSM 1800 License       -           64,873         -           -           -             -            64,873       58,089
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
UMTS License
                       -             -            -           -         58,215     1,455,375      1,513,590      366,537
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

10? Notes              -           84,412       84,412      84,412      84,412     1,008,332      1,345,980      681,601
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

11 1/4 Notes          65,492      130,984      130,984     130,984     130,984     1,688,235      2,277,663    1,068,245
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

Fixed interest
rate (US$)
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

10 3/4Notes              -             -       115,320     115,320     115,320     1,303,385      1,649,345      772,377
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

11 1/4Notes          35,747        71,494       71,494      71,494      71,494       921,482      1,243,205      589,431
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Headquarters
Lease                 8,051        32,202       32,202      32,202      32,202       289,370        426,229      236,179(1)
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

Variable interest
rate (Euro)
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------
Bank  Credit
Facility              2,173         8,412        8,412       8,412       8,412       195,225       231,046       194,120
----------------- ------------- ------------- ----------- ----------- ----------- ------------- ------------- -----------

1 Includes fair value of index swaps embedded in finance lease contracts

     During the second quarter of 2001 we started to hedge long term exposure related to our financing. We entered into several coupon cross currency interest rate swaps in order to hedge part of foreign currency interest payments as well as floating rate PLN interest rate payments.

     In the third quarter of 2001, we entered into series of foreign exchange non deliverable contracts to reduce volatility of operating activities costs resulting from foreign exchange rate fluctuations. We also concluded some foreign exchange non deliverable contracts and foreign exchange option contracts in order release the UMTS licenses fee payment due on September 30, 2001 from the foreign exchange risk.

Inflation risk

     In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the zloty. The Polish government has adopted policies to slow the annual rate of consumer price inflation.

Part II. Other Information

Item 1. Legal proceedings

Interconnect Dispute with PTK Centertel

     On September 21, 2000 we submitted to Sad Okregowy w Warszawie XX Wydzial Gospodarczy (regional court) a citation for payment by PTK Centertel, one of our two direct competitors, for amounts due as the result of the absence of a mutually agreed interconnect agreement. We insisted on the return of benefits received by PTK Centertel from the telecommunications traffic starting at PTK Centertel and finishing in our network. In the period between September 16, 1996 and the date of citation, we performed for PTK Centertel interconnect services in the amount PLN 17 million. Following art. 405 of the Civil Code, we petitioned for the return of benefits received by PTK Centertel. On December 27, 2000, PTK Centertel answered our suit and on January 25, 2001 we responded to the objections raised in their answer and introduced additional explanations upon the Court's request. On August 20, 2001 we signed a contract with PTK Centertel regarding the mutual interconnection. As a result of this agreement the legal proceeding in this scope was discontinued.

Interconnect Dispute with TPSA

     As a result of our negotiations with TPSA the Ministry of Telecommunications issued a decision (the Interconnect Decision) regarding our settlement process with TPSA. Than shortly after this decision TPSA appealed it with the Supreme Administrative Court but the Court rejected this case on October 24, 2000 because of formal failure. PTC's role in this process was limited to the interested party. This Court's decision opened further negotiations with TPSA and we have already started renegotiations of settlements rates according to the instructions presented by Ministry of Telecommunication dated June 30, 2000. As TPSA was not willing to renegotiate the interconnect agreement with us, we asked URT to regulate interconnect issues between TPSA and wireless operator. As a result, on May 28, 2001, the Office for Telecommunciations Regulations issued the regulation governing the settlement of international calls. The new regulation provides that we are entitled to receive part of the revenues coming from the international calls originated outside Poland and terminated in our network from TPSA, the incumbent telephone operator, on the same conditions as applied to our interconnection arrangements with TPSA. Prior to such date, we were not entitled to any revenues coming from such calls. On June 11, 2001 TPSA asked URT to cancel its decision dated May 28, 2001 astating that URT took the decision before TPSA was named dominant player on Polish telecommunication market, which had broken the Telecommunication Act, and that URT have never delivered a full argumentation for such a decision. On June 26, 2001 URT, rejected TPSA's request.

Personal Data Protection

     An investigation of our sales practices by the General Inspector of the Personal Data Protection's (GIODO) office was conducted in the fourth quarter of 1999. Although the post-control protocol report neither outlined a legal situation or suggested changes, it did reveal that we require our subscribers to provide more identification than the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000, GIODO issued a decision in which it stated that all the transgressions of the existing law should be removed. On July 28, 2000, we appealed this decision by asserting that the GIODO's objections are groundless and filed a motion for further examination of the case. After the case was heard by the court of second instance on September 21, 2000, the decision from July 14, 2000 was upheld. We appealed that decision to the Supreme Administrative Court on October 19, 2000. The case has not been resolved yet. However, if GIODO succeeds, we believe its decision will create additional burdens on our credit background checks on subscribers, which may therefore result in increased credit risks. During the third quarter of 2001 all three Polish wireless operators (including PTC) signed a treaty which described rules for further details sharing regarding bad debt customers and introduction of uniform access to all wireless network. In an effort to combat further bad debt expenses, we, together with other wireless operators in Poland decided to coordinate efforts to improve their ability to identify potential risky clients. As a result , beginning October 3rd , 2001, new customers are given the choice: to either allow wireless operators to check customers' credit history with other operators or pay a PLN 760 deposit which will be refunded after 6 months if all the outstanding balances are paid. This far, as expected, very few customers have elected to pay the deposit and accordingly we are able to check relevant payment histories prior to accepting a new customer.

Item 2. Material contracts

Supplemental Credit Facility

     On September 24, 2001 we signed an amendment to the Euro 100 million Bank Credit Facility with Deutsche Bank Luxembourg S.A. as Agent, and Deutsche Bank AG London, Dresdner Bank Luxembourg S.A. and Deutsche Bank Polska S.A, as lead arrangers, Deutsche Bank Polska S.A. as Security Agent and the lenders party thereto. The amendment increases the amount of the facility to the amount of Euro 150,000,000 end extends the maturity of the contract from February 20, 2006 to March 31, 2007. This Supplemental Credit Facility comprised of two tranches:

     o an offshore tranche consisting of commitments totaling, at the date of agreements, Euro 20,000,000 under which amounts shall be available in Euro, U.S. dollars, Deutschemarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and

     o a Zloty tranche consisting of commitments totaling , at the date of the agreement the Zloty equivalent of Euro 130,000,000 under which amounts shall be made available only in Zloty.

     We have agreed with certain parties to the Euro 150 million Supplemental Credit Facility that any drawdowns under these facility can only take place if the Euro 550 million Bank Credit Facility is utilized in full.

     Our ability to borrow funds under the Supplemental Credit Facility depends upon the satisfaction of a number of conditions including continuing compliance with customary covenants and the accuracy of certain of our representations and warranties at the time of each borrowing. The principal amount of the Supplemental Credit Facility is required to be repaid in full by March 31, 2007, unless prepaid, and the Lenders' commitments thereunder reduced pro-rata according to the following schedule"


Installment Date                               Reduction amount of
----------------                            Supplemental Credit Facility

                                                       ((euro))
September 30, 2005                                    7,500,000

February 20, 200                                    622,500,000

March 31, 2006                                       30,000,000

June 30, 2006                                        30,000,000

September 30, 2006                                   30,000,000

March 31, 2007                                       30,000,000


     All borrowings under the Supplemental Credit Facility bear interest at a rate per annum equal to, depending on the currency borrowed, the London, Euro or Warsaw Interbank Offered Rate, commonly referred to as LIBOR, EURIBOR or WIBOR, plus in each case a margin of between 1.3% and 1.5% per annum based on our ratio of senior debt to EBITDA and any additional cost resulting from any lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to such lender (and, in the case of The European Bank for Reconstruction and Development, an extra 0.03%).

     The Supplemental Credit Facility contains affirmative covenants which include, among others, maintenance of:

     o    ratios of senior debt to EBITDA;

     o    ratios of EBITDA to interest expense on senior debt; and

     o    ratios of EBITDA to total debt.

     The covenants under the Supplemental Credit Facility allow us and our subsidiaries, under certain circumstances, to declare or pay dividends or make other payments or distributions to shareholders and to service subordinated indebtedness, including the notes, provided we meet certain financial covenants and so long as certain events, such as a payment block, a default or an event of default have not occurred and are continuing. The Supplemental Credit Facility also provides for various events of default, including:

     o a failure to make payments of interest and principal, breaches of our covenants, agreements, representations and warranties under the Bank Credit Facilities;

     o the existence of a material unsatisfied judgment or order not subject to appeal;

     o the occurrence of certain events relating to bankruptcy or insolvency, or our making material changes in the nature of our business without the Lenders' prior consent;

     o any governmental action that, in the reasonable opinion of the majority of the Lenders, has a material adverse effect on our condition or our ability to perform our obligations;

     o our failure to comply with any of the material provisions of, or our obligations, under the 10 3/4% Notes, the 11 1/4% Notes and the 10 7/8% Notes;

     o any event occurs which is likely to have a material adverse effect on our ability to repay the Bank Credit Facilities or on our business, financial condition, operations or performance;

     o the termination, revocation or suspension of any license for the operation of a telecommunications business; and

     o the reduction or diminution of any of the rights of our major shareholders under the Shareholders' Agreement, or the cancellation, suspension or termination of the Shareholders' Agreement without its replacement by an agreement having substantially the same terms and conditions, or any other event or series of events occurs that is likely to have a material adverse effect.

     In addition, the Bank Credit Facility and Supplemental Credit Facility provide that it will be an event of default if any of our principal shareholders are declared insolvent by a court of competent jurisdiction, is unable to pay its debts as they fall due or admits inability to pay its debts as they fall due or if any liquidator, official receiver, judicial custodian or the like is appointed in respect of any of our principal shareholders.

     The repayment of the loans is also secured by a pledge of all our shares and most of our assets. The changes in the pledge agreement related to the increase of the Supplemental Credit Facility were registered on October 26, 2001.

Item 3. Business environment

Business Overview

     Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at in Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the Commercial Register of the District Court for the capital city of Warsaw, XVI Commercial Register
Department. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

     We are the largest GSM wireless  telephony services provider in Poland with
3.5 million subscribers, a 39.8% share of the total Polish wireless market and a 43.9% share of the Polish post-paid market, in each case, as of September 30, 2001. Among wireless service providers in Poland, we believe, based on our market knowledge and experience, that we lead the market in terms of subscribers, network quality, backbone network and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 License and, on December 20, 2000, we were granted a UMTS License. As of September 30, 2001, our GSM network covered approximately 95.4% of the geographic area of Poland representing approximately 99.3% of the total Polish population. We have completed the roll out of our SDH microwave backbone network, which connects certain key portions of our network and is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. All our products and services are sold under the brand Era, which, according to a survey conducted for us by SMG Marketing Research in 2000, was one of the most recognized brand names in Poland. To distribute our products and services, we use a network of 25 dealers with 900 points of sale and 675 authorized business advisors, own direct sales force of 102 business advisors and a national network of our own 67 retail outlets.

     We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the three months ended September 30, 2001, we generated an average of approximately 62,200 additional net subscribers per month compared to approximately 90,500 for the three months ended September 30, 2000. For the three months ended September 30, 2001, our churn rate increased to an average of 2.1% per month from an average of 2.0% per month for the three months ended September 30, 2000. As of September 30, 2001, we provided wireless telephony services to approximately 2.3 million post-paid subscribers and approximately 1.2 million pre-paid subscribers. For the three months ended September 30, 2001, we had revenues and adjusted EBITDA of PLN 1,152.2 million and PLN 482.6 million, respectively, compared to revenues of PLN 998.1 million and adjusted EBITDA of PLN 365.2 million, for the three months ended September 30, 2000, representing increases of 15.4% and 32.1%, respectively, over the previous year.

     We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access (enabled by WAP and, on a trial basis, GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users, converting selected pre-paid subscribers to post-paid plans and minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 203 international roaming agreements with GSM operators in 87 countries, including all European countries with GSM services.

     We have benefited from the experience, expertise, financial and operating support of DeTeMobil, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Elektrim and Vivendi Universal S.A., and from employees seconded from these companies. These secondees have trained and supervised a number of our local managers, who now hold key positions in our company, including our Director General and our Director of Strategy, Marketing & Sales. As of September 30, 2001, the number of key seconded employees was five, representing less than 0.5% of our work force.

Recent Development of the Company

     On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network (the "GSM 900 License"). This network was launched just six months later in August 1996 and services were offered in September 1996. This was the first GSM network in Poland. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the "GSM 1800 License"). We launched our GSM 1800 network on March 1, 2000.

     At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License.

     We launched our Wireless Application Protocol, or WAP, services on June 16, 2000. These services give WAP subscribers direct access to the Internet through a wide range of WAP handsets and through our WAP portal. Our homepage is also available in WAP.

     To further promote our services, in 2000 we established a presence in Internet cafes in several cities in Poland, including Katowice, Krakow, Szczecin and other Polish cities, which we re-branded as Eranet Cafes. Eranet Cafes are outfitted with computers branded with the Era logo and are staffed by employees dressed in characteristic PTC attire. As Internet penetration in Poland is still low, we believe that this initiative will promote the use of the Internet by a wider audience, including our wireless subscribers.

     On May 18, 2000, we also introduced one of the first working General Packet Radio Service, or GPRS, platforms in Europe. This was the first working GPRS platform in Poland, which we first put into operation and began running on a trial basis in August 2000. We have since started the last stage of our GPRS platform tests using actual subscribers. Some of our business subscribers have received GPRS compatible handsets. GPRS subscribers can access the Internet via mobile, as well as WAP services at a speed of about 40-50 kb/s for outgoing and 115 kb/s for in-coming. Compared to GSM, GPRS improves Internet speed and prices for subscribers as after the commercial launch subscribers will pay for data downloaded and not for time of connection. Our billing software has been upgraded to support our new GPRS platform. In addition, we launched a variety of GPRS-based products in March 2001, although a full scale commercial launch has not yet taken place because of a lack of GPRS compatible handsets.

     On April 24, 2001, the asset pledge we granted in favor of the Lenders under the Bank Credit Facilities was registered with the Warsaw district court.

     On May 8, 2001, PTC International  Finance II S.A., our subsidiary,  issued
(euro)200,000,000 Senior Subordinated Guaranteed Notes due 2008, guaranteed by PTC. The bond offering was oversubscribed by around 50 percent and the bonds were issued at par with an annual coupon of 10? percent paid semi-annually on January 31 and July 31, commencing July 31, 2001.

The proceeds from the offering were used to:

     o make a short term repayment of the amounts drawn under the Company's revolving five year Bank Credit Facilities. PTC anticipates that these facilities was redrawn to fund scheduled UMTS license instalment due in June and will also cover the license instalment due in September 2001;

     o repay a Bridge Loan Facility in the amount of approximately Euro 28 million, plus interest, which was used to partially cover the installment on the UMTS license due on March 31, 2001; and

     o    fund working capital needs and capital expenditure.

     PTC anticipates that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities secured February 2001 will satisfy all Company funding requirements into 2002, including the instalments for the UMTS license.

     On May 25, 2001, the Lenders under the Bank Credit Facilities approved our UMTS business plan, as required under such facilities. This approval means that there are no restrictions on the utilization of funds available under these facilities for UMTS operational and capital expenditures.

     On May 28, 2001, the Office for Telecommunications Regulations, issued the regulation governing the settlement of international calls that terminates on GSM networks. The new regulation provides that we are entitled to receive a portion of the revenues coming from international calls that are originated outside Poland and terminated in our network from Telekomunikacja Polska S.A. ("TPSA"), the incumbent telephone operator, on the same conditions as applied to our domestic interconnection arrangements with TPSA. Prior to such date, we were not entitled to any revenues coming from calls that originated outside Poland and terminated in our network.

     On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell Vivendi 2% of the outstanding stock of Elektrim Telecomunikacja and 1% of Carcom, which are two of our shareholders, thereby giving Vivendi control over Elektrim Telecomunikacja and Carcom, respectively. See "Shareholders". In addition, the memorandum of understanding provided that Elektrim will transfer all of its fixed line and internet businesses to Elektrim Telecomunikacja. Vivendi also agreed to implement an initial public offering of the shares of Elektrim Telecomunikacja within an 18 month period. The transaction between Elektrim and Vivendi was expected to be finalized by July 30, 2001. On July 31, 2001, both parties announced that the contract is not signed but both of them are working very hard to get the contract signed. Vivendi and Elektrim also need to obtain regulatory decisions regarding this deal. The transaction was finally concluded in September 2001.

     On June 28, 2001, we completed the last five links of our nationwide SDH backbone network, a substantial portion of which has been operational since January 2001. Constructed in cooperation with Ericsson, the network is the biggest of its kind in Poland, with two-way transmission speeds of up to 155 megabits per second. The network consists of 19 long distance links totaling 3,600 kilometers in length and connects the 12 most important metropolitan centers including Warsaw, Krakow, Gdansk and Szczecin, where our mobile switching centers are located. At present, the network consists of 128 stations. Transmissions are sent through 140 radio-line "hops" (point-to-point connections between two radio terminals). We aim to ensure our network's reliability by introducing a centralized management system, which is supported by maintenance services of the most important nodes in the network. The network is intend to reduce our dependence on leasing TPSA lines between MSCs, and is intended to reduce our cost of sales, accordingly. We invested approximately (euro)43.4 million in our SDH backbone network by June 30, 2001.

     On July 24, 2001, the Government decided to reorganize the Ministry of Economy and turned the government administration division - communications over Minister of Economy. As a result a division in th Ministry of Post and Telecommunication overviewing telecommunications operations was organizationally transferred to the Ministry of Economy, and the Ministry of Post and Telecommunication has been abolished.

     During the second quarter, PTC introduced video streaming, localization services (regional information, etc) and GSM Pro (group communication system) for business customers. PTC also launched several new solutions including:

     o    E-mail2E-mail

     PTC launched this service in March 2001. This service allows PTC's customers to send e-mails to defined addresses with security features. PTC acts as a mail proxy when offering these services

     o    Games

     In April 2001, PTC introduced games based on SMSs, WAP and the world wide web. The games portfolio includes: JackPot, BlackJack, Intelekt and EraGotchi.

     o    Fleet Management

     This product, which is based on GPS and GSM, is dedicated to supervise fleets of cars in the transportation business. Clients can monitor the real time locations of vehicles and receive and send data to the vehicles.

     On August 6, 2001,  Deutsche Bank AG (DB) and  DresdnerKleinwortWasserstein
(DKW) launched a syndication for Euro 100 million Supplemental Credit Facility, as part of the biggest Bank Credit Facility ever signed in Poland and granted to PTC in February 2001 in the amount of Euro 650 million. In full co-operation with us, DB and DKW syndicated a portion of their existing commitments as arranging banks to the to the Euro 650 million facility. On September 24, the syndication was closed. During the syndication process, we took advantage of high investor demand to raise an additional Euro 50 million to help meet our future funding requirements extending our existing facilities from Euro 650 million (Euro 100 million of that facility was syndicated) to Euro 700 million. An increased number of Polish banks participated in the syndication. The completion of Elektrim - Vivendi deal takes us out of the calculation of Elektrim's lending limits by polish banks, which opened a new source of financing for us with no FX risk.

     On September 23, we participated in receiving exit poll election results and their presentation on one of the most popular Polish private television:
TVN. TVN signed a contract with PBS (a market research company) and us as exclusive suppliers of election exit poll results. Several hundred pollsters queried voters and provided statistical reports. PBS representatives then sent special SMS reports via our mobiles. Our IT center collected and compiled these reports for TVN and its viewers. Our technology together with other applied solutions made the preliminary results known shortly after the close of voting. Pollsters sent about 120,000 SMSs during election day.

     On September 13, 2001, we as the leading operator in Poland presented UMTS working phone. The system was prepared in co-operation with Siemens and was based on our network. Starting late 2001, we plan to conduct several UMTS system tests with main vendors. Tests, based on the frequencies leased from URT and Ministry of Transportation will lead us to the second quarter of 2002.

     On September 18, 2001, all three wireless operators in Poland (PTC, Polkomtel SA and PTK Centertel) furnished a request to URT (Regulator for Telecommunication Market) to extend the UMTS deadlines by 12 months to the end of 2004. We have yet to receive a response from the regulator, which president was changed in September 2001. Mr. Ferenc replaced Mr. Zdrojewski as president of URT.

     In September 2001, we submitted a request to URT to reduce the cost of our GSM 1800 license from Euro 100 million to Euro 50 million. In 1999, we committed to pay Euro 100 million for use the relevant frequencies across the whole country while our closest competitor, Polkomtel S.A., purchased similar rights for a limited area for approximately Euro 50 million. In May 2001, URT extended Polkomtel's rights to cover the whole country for a nominal fee. PTC is claiming equal treatment with Polkomtel but is yet to receive any decision from URT.

     In the third quarter of 2001, we were awarded the ISO 14001:1996 status by Lloyd's Register Quality Assurance. This ISO status is the result of the tight control of our environmental management system in development and operations of our cellular network.

     During  the  third   quarter  of  2001,   we  were  named  second   biggest
telecommunication company in Poland by Polish Telecommunication Market Report.

     We were also awarded with the first position in the most valuable companies ranking conducted by Businessman Magazine.

     We were named a leader on Polish wireless telecommunication market and leader in telecommunication services designed for business customers by Home and Market Magazine (July 2001).

     During the third quarter, we introduced a fleet management service based on GPS and GSM to allow our business customer to monitor and manage their car fleet. We started to sell this service in the middle of July.

     In August 2001 we started trail Cell Broadcast service based on advertising revenue stream. Cell Broadcast is a communication channel that provides our subscriber with information depending on the their local position (BTS based). Within specified area advertisers inform subscribers (massage is shown on the display of handset) about their products and services. The service is free of charge to the subscribers - advertisers pay per emitted massage in each area. .

     In September 2001 we launched SMS Premium - SMS based product that allows our subscribers access the content services for the price of PLN 1 to 9 per event. In cooperation with different content providers (mainly media) we offered more than 20 categories of services in area of information, entertainment and sport. We continue cooperation with other content providers to make the offer much wider for customers in next months.

     Also in September 2001 we as the only operator in Poland offered Press SMS, the SMS-based vote collection system, marketed in cooperation with traditional media (radio) and public utility services.

     At the same time we increased the number of available categories in eraWAP sites. New games and quizzes (Omnibus, Birthday, Quo Vadis) were the most popular both on WAP and SMS channels.

     To make SMS-based products more attractive for heavy users we offered SMS-packages (10 SMSs per PLN 3; 30 SMSs per PLN 10; standard price per SMS is PLN 0,5) avoiding direct price cut.

     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.
(Registrant)




By: /s/ Boguslaw Kulakowski
Boguslaw Kulakowski, Director General





By: /s/ Wojciech Ploski
Wojciech Ploski, Director of Strategy, Marketing and Sales




By: /s/ Jonathan Eastick
Jonathan Eastick, Director of Finance




November 14, 2001